TSX, NYSE – HBM
2018 No. 6

Hudbay Announces Updated Technical Report for Constancia and Provides Annual Reserve and Resource Update

Toronto, Ontario, March 29, 2018 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) announced that it has filed an updated National Instrument 43-101 technical report in respect of its 100% owned Constancia mine in Peru (the “2018 Technical Report”). The 2018 Technical Report includes updates to the mineral reserves and resources and mine plan, including anticipated throughput, recoveries and capital and operating costs for the remaining life of mine at Constancia. The company has also provided its annual mineral reserve and resource update for its producing properties. All dollar amounts are in US dollars, unless otherwise noted.

Summary:

•

Twin hole drilling in the Constancia pit has confirmed the existence of a sampling bias in the supergene mineralization, which once corrected and combined with an update of the resource model of the deposit can explain the persistent positive copper grade bias that has been experienced since the commencement of mining at Constancia and the metallurgical recoveries achieved to date

•

The mine plan contemplates average annual production of 105,000 tonnes of copper in concentrate over the next five years (2019-2023) at an average cash cost, net of by-product credits, of $1.09 per pound of copper, and an average sustaining cash cost, net of by-product credits, of $1.38 per pound of copper (including the impact of capitalized stripping and the precious metal stream agreement with Wheaton Precious Metals)[1]

•	Compared to the company’s previous technical report on Constancia, which was filed in 2016, anticipated copper production will increase by 25% in years 2022 through 2025
•

Forecast life-of-mine (“LOM”)[2] average copper recoveries of 86%, with approximately $35 million of capital spending planned for 2019 to support enhancements in recoveries, alongside ongoing work to optimize process recoveries

•	Mining of Pampacancha is now scheduled to begin in 2019
•

Permitting and community relations work is ongoing to support exploration work on the Caballito, Maria Reyna and Kusiorcco properties near Constancia that Hudbay announced the acquisition of in January 2018

_____________________________________________
1 Cash cost and all-in sustaining cash cost, net of by-product credits per pound of copper are not recognized under IFRS. By-product credits are calculated using reserve prices of $11.00 per pound molybdenum, $18.00 per ounce silver, $1,260 per ounce gold and include the impact of the precious metals streams and capitalized stripping. Sustaining cash cost excludes Pampacancha project capital. For a detailed description of each of these non-IFRS financial performance measures, please see the discussion under "Non-IFRS Financial Performance Measures" on page 6 of this news release.
2 Life-of-mine average calculated from 2018-2036.

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2018 No. 5

Constancia Mine

A summary of the updated mine plan is shown below.

	Units	2019E	2020E	2021E	2022E	2023E	5 Year Average	LOM Average[1]
Mine Plan Summary
Ore mined	million tonnes	37.7	34.0	27.6	28.6	33.6	32.3	30.8
Waste mined	million tonnes	32.5	32.0	38.1	39.5	35.4	35.5	33.7
Strip ratio	waste: ore	0.9	0.9	1.4	1.4	1.1	1.1	1.1
Ore milled	million tonnes	31.3	31.2	31.1	31.1	31.2	31.2	31.0
Copper grade milled	% Cu	0.41%	0.39%	0.39%	0.39%	0.39%	0.40%	0.32%
Copper recovery	% Cu	84.6%	85.9%	86.0%	86.1%	85.7%	85.7%	86.0%
Copper concentrate produced	thousand dry metric tonnes	433	408	390	393	401	405	338
Molybdenum concentrate produced	thousand dry metric tonnes	1.4	4.5	5.3	2.8	3.3	3.5	2.2
Copper production[2]	thousand tonnes	109	106	105	105	103	105	84
Molybdenum production[2]	thousand tonnes	0.7	2.2	2.7	1.4	1.6	1.7	1.1
Gold production[2]	thousand oz	39	78	84	91	57	70	34
Silver production[2]	thousand oz	2,492	2,074	2,483	2,500	2,663	2,442	2,102
Total on-site costs (excluding impact of capitalized stripping)[3]	$/t milled	$8.67	$8.82	$8.78	$8.68	$8.70	$8.73	$8.48
Total on-site costs (including impact of capitalized stripping)[3]	$/t milled	$8.41	$8.34	$8.11	$8.34	$7.98	$8.24	$7.96
Cash Cost[4]
Cash cost	$/lb Cu	$1.29	$1.05	$0.94	$1.06	$1.12	$1.09	$1.44
Sustaining cash cost	$/lb Cu	$1.66	$1.44	$1.11	$1.22	$1.45	$1.38	$1.75
Capital Expenditures
Sustaining capital	$ million	$80	$75	$15	$25	$52	$49	$41
Capitalized stripping	$ million	$8	$15	$21	$10	$22	$15	$16
Total sustaining capital (including capitalized stripping)	$ million	$88	$90	$36	$35	$74	$65	$57
Pampacancha capital	$ million	$42	$1	$1	$0	$0	$9	-

Totals may not add up correctly due to rounding.
1 Life-of-mine average calculated from 2018-2036.
2 Production refers to contained metal in concentrate.
3 On-site costs include mining, milling and G&A costs.
4 Cash cost and sustaining cash cost are reported net of by-product credits, are calculated at reserve prices ($3.00 per pound copper, $11.00 per pound molybdenum, $18.00 per ounce silver, $1,260 per ounce gold) and include the impact of the precious metals stream and capitalized stripping. Cash cost includes on-site and off-site costs, and sustaining cash cost includes the addition of royalties and sustaining capital, but excludes Pampacancha project capital.

A comparison of anticipated copper production between the 2018 Technical Report and the previous 2016 technical report for years 2018 through 2025 and LOM average is below.

TSX, NYSE – HBM
2018 No. 5

Copper production[1] (thousand tonnes)	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	LOM Average[2]
2016 Technical Report	104	118	107	113	74	81	77	73	81
2018 Technical Report	108	109	106	105	105	103	85	89	84

1Production refers to contained metal in concentrate.
2 Life-of-mine average calculated from 2018-2035 for the 2016 technical report and from 2018-2036 for the 2018 Technical Report.

Hudbay completed a twin hole drill program in the fourth quarter of 2017 that confirmed the extent of the positive grade bias that has existed since the commencement of production at Constancia. The company also constructed a new resource model that formed the basis for a new mine plan and technical report for Constancia. The 2018 Technical Report includes an updated mine plan showing an increase to the total metal contained in the estimated mineral reserves. The new mine plan also reflects updated throughput, recoveries and capital and operating cost assumptions for the remaining life of mine at Constancia.

The 2018 Technical Report assumes that mining of the high-grade Pampacancha satellite deposit will commence in 2019, which is one year later than contemplated by the previous technical report. Although negotiations to secure surface rights over the Pampacancha deposit continue to progress and Hudbay has been granted access to the land to carry out early-works activities, the company anticipates a one year delay to mining at Pampacancha. In the interim, the company will continue to mine higher-grade ore from the main Constancia pit.

Current mineral reserves and resources for Constancia as of January 1, 2018 are summarized below.

Constancia Mine Mineral Reserve and Resource Estimates	Tonnes	Cu Grade (%)	Mo Grade (g/t)	Au Grade (g/t)	Ag Grade (g/t)
Constancia Reserves[1]
Proven	455,900,000	0.30	96	0.035	2.93
Probable	72,800,000	0.23	72	0.035	3.09
Total proven and probable - Constancia	528,700,000	0.29	93	0.035	2.95
Pampacancha Reserves[1]
Proven	32,400,000	0.59	178	0.368	4.48
Probable	7,500,000	0.62	173	0.325	5.75
Total proven and probable - Pampacancha	39,900,000	0.60	177	0.360	4.72
Total proven and probable	568,600,000	0.32	99	0.058	3.07
Constancia Resources[2]
Measured	175,000,000	0.20	51	0.028	2.19
Indicated	180,900,000	0.20	56	0.033	2.09
Inferred	54,100,000	0.24	43	0.018	1.71
Pampacancha Resources[2]
Measured	11,400,000	0.41	101	0.245	4.95
Indicated	6,000,000	0.35	84	0.285	5.16
Inferred	10,100,000	0.14	143	0.233	3.86
Total measured and indicated	373,300,000	0.21	56	0.041	2.28
Total inferred	64,100,000	0.22	59	0.052	2.05

Note: totals may not add up correctly due to rounding.
1 Mineral reserves calculated using metal prices of $3.00 per pound copper, $11.00 per pound molybdenum, $18.00 per ounce silver, and $1,260 per ounce gold.
2 Mineral resources are exclusive of mineral reserves. Mineral resources calculated using metal prices of $3.00 per pound copper, $11.00 per pound molybdenum, $18.00 per ounce silver, and $1,260 per ounce gold.

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2018 No. 5

In January 2018, Hudbay announced the entering into of the following agreements to acquire mining properties in southern Peru near its Constancia mine: (i) an option agreement with a private Peruvian consortium to earn a 100% interest in the Caballito (formerly Katanga) and Maria Reyna mining properties; and (ii) an agreement to acquire from Panoro Minerals Ltd. 100% of the Kusiorcco mining properties.

The Caballito property, located approximately three kilometers northwest of Constancia, is a 120-hectare (297-acre) concession block and is the site of the former Katanga mine, which was operated by Mitsui Mining & Smelting Co., Ltd. and Minera Katanga at different times between the late 1970s and early 1990s. The deposit at Caballito consists of narrow skarn bodies developed in the contact between limestone and monzonite porphyries with copper, silver and gold mineralization in hypogene sulfides. Reliable available data over this area is limited to aeromagnetic and radiometric maps.

The Maria Reyna property, located within ten kilometers of Constancia, is a 5,850-hectare (14,456-acre) concession block. In 2010, diamond drilling by a previous optionee of the Maria Reyna property, intersected copper skarn, breccias and porphyry mineralization. Geophysical surveys and geological mapping have also been conducted on the property and Hudbay believes that the area remains very prospective for additional discoveries.

A summary of the historic drill results from Maria Reyna is contained in the table below, however a qualified person has not independently verified this historical data or the quality assurance and quality control program that was applied during the execution of this drill program for Hudbay and, as such, Hudbay cautions that this information should not be relied upon by investors.

Vale Drill Intersections at 0.2% CuEq[1] Cut-off
Hole ID	From (m)	To (m)	Ag (ppm)	Cu (%)	Mo (ppm)	CuEq %	Interval (m)
DH-001	206	256	1.5	0.20	113	0.27	50
DH-002	0	136	4.1	0.52	78	0.61	136
DH-003	226	256	1.7	0.24	122	0.31	30
	460	480	0.3	0.19	62	0.22	20
DH-004	10	240	3.0	0.26	124	0.35	230
	336	486	1.5	0.18	147	0.27	150
	502	522	0.8	0.19	87	0.24	20
DH-005	10	76	4.8	0.63	122	0.74	66
DH-006	0	114	4.0	0.32	112	0.41	114
DH-007	0	106	2.5	0.39	267	0.55	106
	176	216	1.7	0.25	280	0.41	40
	232	310	1.0	0.17	272	0.31	78
DH-008	256	394	1.4	0.28	130	0.36	138
	432	519.85	1.7	0.23	209	0.36	87.85
DH-009	18	90	1.7	0.28	335	0.47	72
	110	172	0.7	0.14	184	0.24	62
	196	256	0.9	0.18	106	0.24	60
DH-010	262	314	1.7	0.30	204	0.42	52
	344	406	2.1	0.34	641	0.68	62
DH-011	18	178	2.9	0.50	998	1.03	160
	374	406	1.1	0.14	175	0.24	32

Note: The intersections represent core length and are not representative of the width of the possible mineralised zone.
Note: For additional information, including drill hole locations and the data verification and quality assurance / quality control carried out by the prior owner, please refer to Management’s Discussion and Analysis for Indico Resources Ltd. (“Indico”) for the year ended May 31, 2014, as filed by Indico on SEDAR on September 29, 2014.
1 Intervals were calculated with maximum of 10m of 0.1% CuEq internal dilution, 0.2% CuEq edge grade, minimum length of 15m. For CuEq calculations the following variables were used: $3.00/lb Cu, $15.00/lb Mo, $21.00/oz Ag; no allowances for metallurgical recoveries were made.

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2018 No. 5

The Kusiorcco property, located within seven kilometers of Constancia, is a 3,962-hectare (9,790-acre) concession block nearby the Caballito and Maria Reyna properties.

Permitting and community relations work is ongoing to support exploration work on the Caballito, Maria Reyna and Kusiorcco properties.

Lalor Mine

A decline to access the copper-gold zone at Lalor commenced in January 2018 and additional detailed technical work is underway to optimize the mine plan. Test mining of the gold zone began in February 2018, which will enable a better understanding of the gold zone characteristics and better inform the evaluation of options for processing Lalor gold in the future. The gold ore is currently being shipped to Flin Flon for processing.

Current mineral reserves and resources, exclusive of reserves, for Lalor as of January 1, 2018 are summarized below.

Lalor Mine Mineral Reserve and Resource Estimates	Tonnes	Cu Grade (%)	Zn Grade (%)	Au Grade (g/t)	Ag Grade (g/t)
Lalor Reserves[1]
Proven	3,511,000	0.73	6.21	2.37	27.18
Probable	9,484,000	0.65	4.31	2.72	26.03
Total proven and probable	12,995,000	0.67	4.83	2.62	26.33
Lalor Resources – Base Metal Zone[2]
Indicated	2,100,000	0.49	5.34	1.69	28.10
Inferred	545,000	0.32	8.15	1.45	22.28
Lalor Resources – Gold Zone[2]
Indicated	1,750,000	0.34	0.40	5.18	30.61
Inferred	4,121,000	0.90	0.31	5.02	27.61

Note: totals may not add up correctly due to rounding.
1 Mineral reserves calculated using metal prices of $1.07 per pound zinc (includes premium), $1,260 per ounce gold, $3.00 per pound copper and $18.00 per ounce of silver, and using a CAD/USD exchange rate of 1.10.
2 Mineral resources calculated using metal prices of $1.19 per pound zinc (includes premium), $1,300 per ounce gold, $18.00 per ounce of silver and $2.67 per pound copper.

777 and Reed Mines

Current mineral reserves and resources for 777 and mineral reserves for Reed as of January 1, 2018 are summarized below.

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2018 No. 5

777 Mine Mineral Reserve and Resource Estimates[1]	Tonnes	Cu Grade (%)	Zn Grade (%)	Au Grade (g/t)	Ag Grade (g/t)
Mineral Reserves
Proven	2,625,000	1.78	4.20	1.70	25.97
Probable	1,251,000	1.11	4.33	1.82	25.41
Total proven and probable	3,876,000	1.56	4.24	1.73	25.79
Mineral Resources[2]
Indicated	736,000	0.99	3.53	1.82	26.24
Inferred	673,000	1.01	4.26	1.72	30.95

Note: totals may not add up correctly due to rounding.
1 Mineral reserves and resources calculated using metal prices of $2.67 per pound copper, $1.24 per pound zinc (includes premium), $1,300 per ounce gold, and $18.00 per ounce silver, and using a CAD/USD exchange rate of 1.25.
2 Mineral resources are exclusive of mineral reserves.

Reed Mine Mineral Reserve Estimates[1]	Tonnes	Cu Grade (%)	Zn Grade (%)	Au Grade (g/t)	Ag Grade (g/t)
Mineral Reserves
Proven	67,000	2.91	1.16	0.47	7.78
Probable	209,000	3.31	0.40	0.74	6.72
Total proven and probable	276,000	3.21	0.58	0.67	6.98

Note: totals may not add up correctly due to rounding.
1 Mineral reserves calculated using metal prices of $2.50 per pound copper, $1.22 per pound zinc (includes premium), $1,300 per ounce gold, and $18.00 per ounce silver, and using a CAD/USD exchange rate of 1.28.

The closure of the Reed mine is expected in the third quarter of 2018. The focus for the 777 mine is maximizing value as the mine approaches the end of its life.

For additional detail on the Constancia mine, refer to the 2018 Technical Report, which is available under Hudbay’s profile on SEDAR at www.sedar.com and will be filed on EDGAR at www.sec.gov. Additional detail on the Lalor, Rosemont, 777 and Reed properties, including a year-over-year reconciliation of reserves and resources for all properties, is included in Hudbay's Annual Information Form for the year ended December 31, 2017, which is available on SEDAR at www.sedar.com and will be filed on EDGAR at www.sec.gov.

Non-IFRS Financial Performance Measures

Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the anticipated performance of its operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 39 of Hudbay’s management’s discussion and analysis for the three months and year ended December 31, 2017 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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2018 No. 5

Qualified Person

The scientific and technical information contained in this news release related to the Constancia mine and surrounding exploration properties has been approved by Cashel Meagher, P.Geo., our Senior Vice President and Chief Operating Officer. The scientific and technical information related to all other sites and projects contained in this news release has been approved by Robert Carter, P.Eng., our General Manager Mining Operations, Manitoba Business Unit. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please refer to the 2018 Technical Report as filed by Hudbay on SEDAR at www.sedar.com.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning the Constancia mine has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”.

In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

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2018 No. 5

Forward-looking information includes, but is not limited to, production, cost and capital expenditure forecasts, the timing, cost and schedule for the acquisition of Pampacancha surface rights and the development of the Pampacancha deposit, reserve and resource estimates and the other information included in the table entitled “Mine Plan Summary”, prospective information with respect to the newly acquired exploration properties surrounding Constancia, anticipated production and recoveries from the gold zones at Lalor and potential processing solutions, as well as statements related to, among other things, Hudbay’s objectives, strategies, and intentions and its future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by Hudbay in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives; the availability and performance of Hudbay’s processing facilities; the acquisition of the surface rights required to start mining the Pampacancha deposit; the timing and costs of the closure of the Reed mine; the availability of additional financing, if needed; the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects; and no significant and continuing adverse changes in general economic or social or political conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), risks related to the schedule for mining at the Pampacancha deposit (including the timing and cost of acquiring the required surface rights), risks related to accessing and carrying out exploration work on the newly acquired exploration properties surrounding Constancia, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay’s reserves, volatile financial markets that may affect Hudbay’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent annual information form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

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About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), zinc concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

For further information, please contact:

Carla Nawrocki
Director, Investor Relations
(416) 362-7362
carla.nawrocki@hudbay.com